UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.       )*

WPCS International Incorporated
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class Securities)

92931L 20 3
(CUSIP Number)

Steven Bell, Multiband Corporation
9449 Science Center Drive, New Hope, MN 55428
763-504-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for each reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92931L 20 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Multiband Corporation 41-1255001

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds:

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization:

Minnesota, United States

Number of Shares Beneficially by Owned By Each Reporting Person With:
7.	Sole Voting Power:

709,271

8.	Shared Voting Power:

0

9.	Sole Dispositive Power:

709,271

10.	Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person

709,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11):

10.2%1

14.	Type of Reporting Person (See Instructions)

CO

(1)Based upon 6,954,766 Shares of the issuer’s common stock issued and outstanding as of March 10, 2011 as stated on the Issuer’s Form 10-Q for the period ended January 31, 2011.

Item 1.	Security and Issuer

Common Stock
WPCS International Incorporated
One East Uwchlan Avenue
Suite 301
Exton, PA 19341

Item 2.	Identity and Background

a)	Name:

Multiband Corporation, a Minnesota Corporation.

Principal Business:

Satellite Television Installation

b)	Residence or business address:

9449 Science Center Dr.
New Hope, MN 55428

c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Not applicable

d)	Criminal proceeding (excluding traffic violations or similar misdemeanors):

None

e)	Civil proceeding of a judicial or administrative body of competent jurisdiction:

None

f)	Citizenship:

Not applicable

Item 3.	Source and Amount of Funds or Other Consideration

Working Capital

Item 4.	Purpose of Transaction

Multiband Corporation has signed a non-binding letter of intent with the issuer to purchase all of its outstanding common stock which it plans to do during the next 120 days. The purchase of a 10.2% interest in issuer was a partial fulfillment of Multiband’s plan.

Item 5.	Interest in Securities of the Issuer

a)
The aggregate number of shares of common stock owned beneficially by the reporting person is 709,271 constituting approximately 10.2% of the issuer’s outstanding shares of stock. The percentages in this item are based upon 6,954,766 shares of the issuers common stock issued and outstanding as of March 10, 2011 as reported on the issuer’s form 10-Q for the period ended January, 31 2011.

b)	The reporting person has the sole power to dispose of or direct the shares owned by such reporting person

c)
Except as described immediately below, the reporting person has not offered any transaction in shares of stock during the 60 days prior to the filing of this schedule 13D.  During the 60 days prior to the filing this schedule 13D, the reporting person purchased shares of stock in a private transaction as follows:

Date	Quantity	Price per Share
6/15/11	709,271	$3.20

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MULTIBAND CORPORATION

June 24, 2011	By:	/s/ James L. Mandel
Chief Executive Officer